Dolly Varden Silver Drills 56,131 Meters in 84 Drill Holes on the 2025 Kitsault Valley Exploration Program

Vancouver, British Columbia - October 17, 2025 - Dolly Varden Silver Corporation (TSXV: DV | NYSE-A: DVS | FSE: DVQ) (the "Company" or "Dolly Varden") announces completion of the 2025 diamond drill program on the 100% owned Kitsault Valley Project with a total of 56,131 meters in 84 drill holes. The program has confirmed resource expansion through step-out and infill drilling at the Wolf and Homestake Silver deposits as well as intersecting new mineralization at numerous exploration targets throughout the Kitsault Valley and Big Bulk copper-gold porphyry project.

"Early season high-grade, wide silver results from the Wolf Vein backed up the expansion of the 2025 drill program from 35,000 meters to 55,000 meters at the Kitsault Valley with successful step-outs and exciting new mineralized zones gives us a clear line of sight on the next set of priorities. The team delivered safely and efficiently, and the work strengthens our conviction in growing Kitsault Valley's high-grade silver and gold potential. With fieldwork and core logging complete, expect a steady cadence of updates as we integrate and release assays," states Shawn Khunkhun, President & CEO.

The 2025 drill program split approximately 60% on the Dolly Varden property and 40% on the Homestake Ridge property. The Company is using directional drilling technology to precisely target areas for step-out and infill holes at both the Wolf and Homestake Silver deposits. Utilizing the same mother hole to drill multiple intersects of the targeted mineralized zone in numerous daughter holes has increased efficiency and accuracy over previous drilling.

Marketing Service Provider Engaged

Dolly Varden Silver has entered into a marketing services agreement (the "Agreement") with Orbiton Capital Corp. (''Orbiton'') to provide strategic advice, digital media and marketing services to the Company. Orbiton, a San Francisco based company, will provide strategic advice, media buying and distribution, and marketing services through on-line media placements for the Company, including but not limited to newsletters. Under the terms of the Agreement, Orbiton will be paid $100,000 USD upfront for a 24 month term that may be extended at the discretion of the Company.

Orbiton's business address is 100 Pine St, San Francisco CA 94111 USA. Orbiton is at arm's length party to the Company. Orbiton does not have a direct interest in the Company or its securities or any right or intent to acquire such an interest at this time, however Orbiton may acquire an interest in the securities of the Company in the future. In addition, a shareholder of Orbiton personally holds 20,000 stock options of the Company, received pursuant to an unrelated consulting agreement and in accordance with the Company's stock option plan, giving such person the right to acquire 20,000 common shares of the Company at a price of $4 per share.  There are no performance factors contained in the Agreement and no stock options or other compensation is being issued to Orbiton under the Agreement.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden, the "Qualified Person" as defined by NI 43-101 has reviewed and approved the scientific and technical information contained in this news release.  Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. Including the Kitsault Valley Project, the Company has consolidated approximately 100,000Ha of prospective tenure in the Golden Triangle with 5 past producing high-grade silver mines including Dolly Varden, Torbrit, Porter Idaho, Mountain Boy and Esperanza historic mines. The 163 sq. km. Kitsault Valley Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Such forward-looking statements included in this news release include the exploration information and include the term of the Agreement and any extension thereof and the proposed benefits of or services provided under the Agreement.  Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated April 30, 2025 for the year ended December 31, 2024 which is available on SEDAR+ at www.sedarplus.ca and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.